SOCIAL CAPITAL HEDOSOPHIA HOLDINGS CORP. II

317 University Ave., Suite 200
Palo Alto, California 94301

March 12, 2020

VIA EMAIL & EDGAR

Ronald (Ron) Alper

Special Counsel

Office of Real Estate & Construction

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Social Capital Hedosophia Holdings Corp. II (the “Company”)

Registration Statement on Form S-1 (Registration No. 333-236774)

Dear Mr. Alper:

Pursuant to Rule 461(a) of the General Rules and Regulations under the Securities Act of 1933, as amended, we respectfully request that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-236774) be accelerated by the Securities and Exchange Commission to 4:00 p.m. Washington D.C. time on March 16, 2020 or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Gregg Noel of Skadden, Arps, Slate, Meagher & Flom LLP at (213) 687-5234 and that such effectiveness also be confirmed in writing.

Very truly yours,

Social Capital Hedosophia Holdings Corp. II

By:	/s/ Chamath Palihapitiya
	Name:	Chamath Palihapitiya
	Title:	Chief Executive Officer

cc:	Skadden, Arps, Slate, Meagher & Flom LLP

Gregg Noel

cc:	Shearman & Sterling LLP

Harald Halbhuber, Esq. and Ilir Mujalovic, Esq.